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                             January 14, 2021

       Kenneth Stephon
       Chief Executive Officer
       William Penn Bancorporation
       10 Canal Street, Suite 104
       Bristol, Pennsylvania 19007

                                                        Re: William Penn
Bancorporation
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed January 13,
2021
                                                            File No. 333-24942

       Dear Mr. Stephon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note your response to our comment issued December 23, 2021 and we re-issue the comment in part. As you
are registering the participation interests and the underlying plan securities, your legal
opinion should separately address the participation interests. Refer to Staff Legal Bulletin
No. 19 at II.B.1.f, and related footnote 23.
 Kenneth Stephon
William Penn Bancorporation
January 14, 2021
Page 2



       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameKenneth Stephon                          Sincerely,
Comapany NameWilliam Penn Bancorporation
                                                           Division of
Corporation Finance
January 14, 2021 Page 2                                    Office of Finance
FirstName LastName